

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

March 26, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of OneSmart International Education Group Limited, under the Exchange Act of 1934.

- American depositary shares, each representing 40 Class A ordinary shares

- Class A ordinary shares, par value US$0.000001 per share (application for the Class A ordinary shares is made for listing, not for trading, but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission)

Sincerely,

Ben Sawyer